Exhibit 99.6

PSCU Enhances Member Experience with NICE Actimize ActOne Extend, an
Innovative AI-Infused Investigation Platform

NICE Actimize’s ActOne Extend will update PSCU’s dispute management platform by leveraging AI and machine learning while furthering scalability

Hoboken, NJ, October 14, 2019 – NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, was chosen by PSCU, the U.S.’s premier payments credit union service organization (CUSO), to modernize its expanding payments operations with ActOne Extend, NICE Actimize’s fully automated and AI-powered investigations and case management platform. PSCU supports more than 1,500 credit unions representing more than 3.8 billion transactions annually.

Supporting PSCU’s objectives of quality, service and security, NICE Actimize’s ActOne Extend will replace legacy systems to accelerate PSCU’s platform technology strategy, allowing the organization to more efficiently and effectively serve its owner credit unions and their members. Utilizing NICE Actimize’s ActOne Extend, PSCU will centralize and standardize its dispute management platform by leveraging AI, Robotic Process Automation (RPA) and machine learning.

The NICE Actimize ActOne Extend platform is designed to further enhance the utilization of other NICE solutions, including Robotic Process Automation. The versatile, scalable NICE Robotic Automation solution uniquely and seamlessly combines both desktop (attended) and server (unattended) automations in real time. This approach optimizes the collaboration between human employees and robots and contributes to authentic digital transformation within organizations.

”We are pleased to partner with NICE as we implement a holistic approach across our operations to serve our credit unions and their members with improved speed and security, moving us further toward future-proofing the member experience,” said Tom Gandre, EVP and COO at PSCU. “As a key element to this holistic approach, we are confident that NICE Actimize’s robust technology foundation will play a critical role in our expanded efforts to unify our membership while enabling them to be increasingly competitive in their markets as they continue to add new service offerings to their portfolios.”

PSCU believes the robust scalability of NICE Actimize’s ActOne Extend will allow it to more efficiently serveits Owner credit unions. NICE Actimize’s ActOne Extend will permit integration of a range of best-of-breed solutions, including NICE solutions, to detect and assess a range of activites and processes. Additionally, ActOne Extend provides the ability to tailor the solution through self-development tools. Through NICE Actimize’s extensive API Library and other self-development tools, PSCU will address the specific needs of the organization while leveraging the platform’s robust alerts, investigation and case management functionality.

“Known for its focus on innovation and commitment to service excellence, we are proud to have been selected to address PSCU’s specialized credit union requirements with our robust holistic platform for continued advancement in the future,” said Craig Costigan, CEO, NICE Actimize. “NICE Actimize will support PSCU’s expanding credit union membership, as the organization continues to grow, with our advanced analytics and AI-infused platform. We are particularly excited to apply the resources of our investigations and case management experience as PSCU continues to streamline its operations.”

For additional information on NICE Actimize ActOne investigations and case management platform, please click here.

For more information on the ActOne Webinar Series, “Unify, Automate, Investigate,” please click here.

About PSCU
PSCU, the nation’s premier payments CUSO, supports the success of 1,500 credit unions representing more than 3.8 billion transactions annually. Committed to service excellence and focused on innovation, PSCU’s payment processing, risk management, data and analytics, loyalty programs, digital banking, marketing, strategic consulting and mobile platforms help deliver possibilities and seamless member experiences. Comprehensive, 24/7/365 member support is provided by contact centers located throughout the United States. The origin of PSCU’s model is collaboration and scale, and the company has leveraged its influence on behalf of credit unions and their members for more than 40 years. Today, PSCU provides an end-to-end, competitive advantage that enables credit unions to securely grow and meet evolving consumer demands. For more information, visit pscu.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

NICE Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.